UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: November 17, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: November 17, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:             Immediate       November 17, 2015

CP Proposes Business Combination to Norfolk Southern

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today announced that it has sent an offer letter to Norfolk Southern Corp. (NS) proposing a business combination that would create a transcontinental railroad with the scale and reach to deliver improved levels of service to customers and communities while enhancing competition and creating significant shareholder value.

The proposal, which includes a sizable premium in cash and stock offered to NS shareholders, would result in a company with the potential for faster earnings growth than either CP or NS could achieve on their own, all the while maintaining a strong investment grade credit rating.

CP strongly believes that the combined railroad would offer unparalleled customer service and competitive rates that will support the success of the shippers and industries it serves, and satisfy the U.S. Surface Transportation Board and Canadian regulators.

Among the combined company’s key innovations is a new approach to terminal access that would change the status quo in U.S. rail transportation. In the event the new company failed to provide adequate service or competitive rates, it would allow another carrier to operate from a point of connection over the combined company’s tracks and into its terminals, providing an unprecedented alternative to the affected shipper.

In addition, the new company would give shippers the choice of where they can connect with another railroad along its network, bringing an end to the practice of “bottleneck pricing” to a large number of shippers in the U.S. while further enhancing competition.

Furthermore, a combination would alleviate the long-standing issue of congestion in Chicago, which seized into gridlock in the winter of 2014 and hobbled economic growth. By channeling rail traffic away from Chicago, CP would create fluid routes through under-utilized hubs and free up much-needed capacity for other railroads that pass through the city, providing them with new, efficient and competitive service options for their own customers.

In short, a combined CP/NS would create capacity for all shippers without creating the need for more infrastructure.

An efficient end-to-end freight shipment solution will also improve safety, reduce highway congestion, and allow the rail industry to play an even greater role in the revival and sustained recovery of the North American economy.

CP hopes the NS executive leadership team and the Board of Directors give this offer due consideration, and looks forward to a thoughtful dialogue on creating a new industry leader.

Forward Looking Statement

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

403-319-7298

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

403-319-3591

investor@cpr.ca